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                    [Rigel Pharmaceuticals, Inc. Letterhead]

                                 April 13, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:     Rigel Pharmaceuticals, Inc.
Commission File No. 333-96127 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-96127 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 4, 2000. In addition, the Registrant hereby requests the immediate withdrawal of its Registration Statement on Form 8-A filed with the Commission pursuant to Section 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended, on March 8, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register 10,350,000 shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $103,500,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Matthew W. Sonsini or John F. Wicks of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at
(650) 843-5000.

                                         Sincerely,

                                         Rigel Pharmaceuticals, Inc.

                                         /s/ James M. Gower

                                         James M. Gower
                                         President and Chief Executive Officer


cc:     Kelly N. Shiflett - The Nasdaq-Amex Market Group
        Matthew W. Sonsini, Esq.
        Jeff T. Harris, Esq.